                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-83739

PROSPECTUS


                                 105,000 SHARES

                        WEATHERFORD INTERNATIONAL, INC.

                                  COMMON STOCK

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     The selling stockholders of Weatherford International, Inc. listed on page 9 may offer and resell up to 105,000 shares of our common stock under this prospectus. We will not receive any of the proceeds from sales of shares by the selling stockholders.


     Our common stock is traded on the New York Stock Exchange under the symbol "WFT". On August 6, 1999, the last reported sales price for our common stock on the New York Stock Exchange was $37.94 per share.


     The selling stockholders may sell these shares from time to time on the New York Stock Exchange or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with buyers. The selling stockholders will be responsible for their legal fees and any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. We will pay all of the other offering expenses.

     Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. Our telephone number is (713) 693-4000.

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      INVESTING IN THESE SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 The date of this prospectus is August 9, 1999.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. UNDER NO CIRCUMSTANCES SHOULD THE DELIVERY TO YOU OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. IN THIS PROSPECTUS, WHEN WE REFER TO WEATHERFORD AND USE PHRASES SUCH AS "WE" AND "US", WE ARE GENERALLY REFERRING TO WEATHERFORD INTERNATIONAL, INC. AND ITS SUBSIDIARIES AS A WHOLE OR ON A DIVISION BASIS DEPENDING ON THE CONTEXT IN WHICH THE STATEMENTS ARE MADE.

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.........................     2
FORWARD-LOOKING STATEMENTS..................................     4
RISK FACTORS................................................     6
SELLING STOCKHOLDERS........................................     9
PLAN OF DISTRIBUTION........................................     9
LEGAL MATTERS...............................................    10
EXPERTS.....................................................    10

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may inspect those reports, proxy statements and other information at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. You may also obtain copies of those materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. You can also inspect and copy those reports, proxy and information statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     We have filed with the SEC a registration statement on Form S-3 covering the shares offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us and the common stock being offered, please review the registration statement and the exhibits that are filed with it. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us.

     The following documents that we have filed with the SEC (File No.1-13086) are incorporated by reference into this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - Our Current Report on Form 8-K dated February 4, 1999;

     - Our Current Report on Form 8-K dated February 18, 1999;

     - Our Current Report on Form 8-K dated April 29, 1999;

     - Our Current Report on Form 8-K dated May 21, 1999;

     - Our Current Report on Form 8-K dated July 21, 1999; and

     - The description of our common stock contained in our Registration Statement on Form 8-A (filed May 19, 1994) and as amended by our Registration Statement on Form S-4, as amended (Registration No. 333-58741), including any amendment or report filed for the purpose of updating such description.

     All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Secretary (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing (515 Post Oak Blvd., Suite 600, Houston, Texas 77027) or by telephone ((713) 693-4000) or visit our website at www.weatherford.com.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and our other filings with the SEC and public releases contain statements relating to our future results, including certain projections and business trends. We believe these statements constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Certain risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this prospectus and in our other disclosures. These risks and uncertainties include, but are not limited to, the following:

A FURTHER DOWNTURN IN MARKET CONDITIONS COULD AFFECT PROJECTED RESULTS.

     Any unexpected material changes in oil and gas prices or other market trends would likely affect the forward-looking information contained in this prospectus. Our estimates as to future results and industry trends make assumptions regarding the future prices of oil and gas and their effect on the demand and pricing of our products and services. In analyzing the market and its impact on us for 1999, we have made the following assumptions:

     - The recent increase in the price of oil will not have an immediate favorable impact on our business.

     - Average natural gas prices for 1999 will remain at or near their current levels.

     - World demand for oil will be up only marginally or flat.

     - North American and international rig counts will remain at their current low levels.

     - Future growth in the industry will be dependent on technological advances that can reduce the costs of exploration and production, and technological improvements in tools used for re-entry, thru-tubing and extended reach drilling as well as artificial lift technologies will be important to our future.

     We have based these assumptions on various macro-economic factors, and actual market conditions could vary materially from those assumed.

A CONTINUATION OF THE LOW RIG COUNT COULD ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     Our operations were materially affected by the decline in the rig count during 1998 and 1999 to date. Although the North American and international rig counts are at historical or near historical lows, a continuation of the rig count at its current level for a prolonged period of time would adversely affect our results as demand for oil related products and services would continue to fall because of the uncertainty relating to the future prices. In addition, any further material declines in the current worldwide rig count or drilling activity would likely further reduce the demand for our drilling products and services. Our forward-looking statements regarding our drilling products assume there will not be any further material declines in the worldwide rig count, in particular the foreign rig count.

PROJECTED COST SAVINGS COULD BE INSUFFICIENT.

     During 1998 and 1999 to date, we implemented a number of programs intended to reduce costs and align our cost structure with the current market environment. Our forward-looking statements regarding cost savings and their impact on our business assume these measures will generate the savings expected. However, if the markets continue to decline, we may have to take additional actions to achieve the desired savings.

WEATHERFORD'S SUCCESS IS DEPENDENT UPON TECHNOLOGICAL ADVANCES.

     Our ability to succeed with our long-term growth strategy is dependent on the technological competitiveness of our product and service offerings. A central aspect of our growth strategy is to enhance the technology of our products and services, to expand the markets for many of our products through the leverage of our worldwide infrastructure and to enter new markets and expand in existing markets with technologically advanced value-added products. Our forward-looking statements have assumed only a small amount of near-term growth from these new products and services.

UNEXPECTED YEAR 2000 PROBLEMS COULD HAVE AN ADVERSE FINANCIAL IMPACT.

     We have not fully determined the impact of Year 2000 on our systems and products. It is possible that unexpected problems associated with the Year 2000 could arise during the implementation of our Year 2000 program that could have a material adverse effect on our business, financial condition and results of operations. We are currently in the strategy development, implementation and testing phases of our Year 2000 program and expect it to be completed by the fourth quarter of 1999.

ECONOMIC DOWNTURN IN ASIA AND SOUTH AMERICA COULD ADVERSELY AFFECT DEMAND FOR PRODUCTS AND SERVICES.

     The economic downturn in Asia has begun to affect the economies in other regions of the world, including South America and the Former Soviet Union. To date, the economies in the United States and Europe have not been materially affected. If the United States or European economies were to begin to decline or if the economies of South America or Asia were to experience further material problems, the demand and price for oil and gas and our products and services could fall further and adversely affect our revenues and income. We have assumed that a worldwide recession will not occur as a result of the economic downturn in Asia and South America. A material decline in the Chinese economy or devaluation of its currency could cause further deterioration to the Asian and world economies.

CURRENCY FLUCTUATIONS COULD HAVE A MATERIAL ADVERSE FINANCIAL IMPACT.

     A material decline in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from changes in currencies.

CHANGES IN GLOBAL TRADE POLICIES COULD ADVERSELY IMPACT OPERATIONS.

     Changes in global trade policies in our markets could impact our operations in these markets. We have assumed that there will be no material changes in global trading policies.

UNEXPECTED LITIGATION AND LEGAL DISPUTES COULD HAVE A MATERIAL ADVERSE FINANCIAL IMPACT.

     If we experience unexpected litigation or unexpected results in our existing litigation having a material effect on results, the accuracy of the forward-looking statements would be affected. Our forward-looking statements assume that there will be no such unexpected litigation or results.

     Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information regarding risks and uncertainties, see our other current year filings with the SEC under the Securities Exchange Act of 1934 and the Securities Act of 1933. We will generally update our assumptions in our filings as circumstances require.

                                  RISK FACTORS

     An investment in our common stock involves various risks. When considering your investment in our company you should consider carefully the following factors, together with the information described elsewhere in this prospectus.

CONTINUED LOW PRICES FOR OIL WILL ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     Low oil prices adversely affect demand throughout the oil and natural gas industry, including the demand for our products and services. As prices decline, we are affected in two significant ways. First, the funds available to our customers for the purchase of goods and services declines. Second, exploration and drilling activity declines as marginally profitable projects become uneconomic and either are delayed or eliminated. Accordingly, as long as oil prices remain low, our revenues and income will be adversely affected. The current market conditions have affected our business in various ways. Our artificial lift business, which is heavily dependent on North American production, experienced continuous declines in revenue throughout 1998 and the first quarter of 1999. Our drilling products division has experienced a significant decline in new orders of drill pipe and other drill stem products and tubular sales have fallen as completion activity slowed and tubular distributors reduced inventories. Sales in 1999 for our drill stem products could be down by more than 50% from 1998. The level of decline will be dependent on the timing of any increase of drilling activity and the amount of time it takes for our customers' drill pipe and other tubular inventories to be reduced. Our completion and oilfield services business has experienced declines in line with the general reduction in industry activity, with the greatest declines occurring in the United States markets. Our compression services business has only been marginally affected by the recent declines in market conditions because its business is based on levels of natural gas development and production, which has been more stable than oil production.

     Our businesses will continue to be affected by industry conditions, including those conditions and factors described under "Forward-Looking Statements".

CUSTOMER CREDIT RISKS

     Substantially all of our customers are engaged in the energy industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. Many of our customers have slowed the payment of their accounts in light of current industry conditions and others have experienced greater financial difficulties in meeting their payment terms. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. We maintain reserves for potential credit losses, and actual losses have historically been within our expectations.

DISRUPTIONS IN FOREIGN OPERATIONS COULD ADVERSELY AFFECT OUR INCOME

     Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia-Pacific region and the Commonwealth of Independent States, that are inherently subject to risks of war, local economic conditions, political disruption, civil disturbance and policies that may:

     - disrupt our operations and oil and gas exploration and production activities;

     - restrict the movement of funds;

     - lead to U.S. government or international sanctions; and

     - limit access to markets for periods of time.

     Historically, the economic impact of such disruptions has been temporary, and oil and gas exploration and production activities have resumed eventually in relation to market forces. Certain areas, including the

CIS, Algeria, Nigeria, parts of the Middle East, the Asia-Pacific region and Latin America, have been subjected to political disruption which has negatively impacted results of operations following such events.

     Disruptions may occur in our foreign operations, and losses may occur that will not be covered by insurance. Drill pipe and other products are manufactured for us by Oil Country Tubular Limited in India under a long-term exclusive manufacturing arrangement. Although we have sought to minimize the risks of this operation through a manufacturing versus ownership arrangement, we are providing OCTL with a substantial amount of raw materials, inventory and working capital for the products it manufactures for us. Our Indian operations have been adversely affected by the downturn of the economies in the eastern hemisphere. Operations in India are subject to various political and economic risks as well as financial risks with respect to OCTL. We have recently substantially curtailed our operations in India and we expect these operations to continue to be curtailed through the end of 1999. A termination or complete shutdown of this operation in light of current market conditions or political factors could have an adverse effect on our income and results.

OUR PRODUCTS AND SERVICES ARE SUBJECT TO OPERATIONAL, LITIGATION AND ENVIRONMENTAL RISKS

     Our products are used for the exploration and production of oil and natural gas. These operations are subject to hazards inherent in the oil and gas industry that can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and suspension of operations. These hazards include fires, explosions, craterings, blowouts and oil spills. Litigation arising from an accident at a location where our products or services are used or provided may result in our being named as a defendant in lawsuits asserting potentially large claims.

     In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe that any of the items of litigation that we are currently subject to will result in any material uninsured losses to us. It is, however, possible that an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for that matter.

     We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim that would likely have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise that could involve the expenditure of a material amount of funds.

CURRENCY DEVALUATION AND FLUCTUATION RISKS

     A single European currency ("the Euro") was introduced on January 1, 1999, at which time the conversion rates between legacy currencies and the Euro were set for 11 participating member countries. However, the legacy currencies in those countries will continue to be used as legal tender through January 1, 2002. Thereafter, the legacy currencies will be canceled, and the Euro bills and coins will be used in the 11 participating countries. We are currently evaluating the effect of the Euro on our consolidated financial statements and our business operations; however, we do not foresee that the transition to the Euro will have a significant impact.

     Over 50% of our net assets are located outside the United States and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments which are reflected as accumulated other comprehensive loss in the stockholders' equity on our balance sheet.

OUR COMMON STOCK HAS FLUCTUATED HISTORICALLY

     Historically, and in recent months in particular, the market price of common stock of companies engaged in the oil and gas industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past. News announcements and changes in oil and natural gas prices, changes in the demand for oil and natural gas exploration and changes in the supply and demand for oil and natural gas have all been factors that have affected the price of our common stock.

                              SELLING STOCKHOLDERS

     This prospectus is part of a registration statement that we filed pursuant to registration rights granted to the selling stockholders under an agreement we entered into in connection with the acquisition by our Drilling Products Division of certain of the assets of Texas Pup, Inc.

     Pursuant to the terms of the acquisition agreement, we will pay all expenses of registering the shares under the Securities Act of 1933, including all registration and filing fees, printing expenses and the fees and disbursements of our counsel and accountants. The agreement also provides that we will indemnify the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, or will contribute to payments the selling stockholders may be required to make in respect thereof. The selling stockholders will pay all fees and disbursements of their counsel and all brokerage fees, commissions and expenses for any shares that they sell. We expect to withdraw registration of any unsold shares on or shortly after July 7, 2000, when we expect the shares will be eligible for public sale pursuant to the exemption from registration provided by Rule 144 under the Securities Act of 1933.

     The following table sets forth the beneficial ownership of common stock by each selling stockholder as of July 26, 1999, all of which may be sold pursuant to this prospectus:


                                                          NUMBER OF          PERCENT OF
NAME OF SELLING STOCKHOLDER                            SHARES OWNED(1)   OUTSTANDING SHARES
---------------------------                            ---------------   ------------------
Patrick E. Hosford(2)................................      71,085                *
Colleen L. Hosford(3)................................      17,430                *
Bruce E. Hosford(4)..................................      16,485                *


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 *  Less than 1%

(1) Because the selling stockholders may offer all or a portion of the shares pursuant to this prospectus, we cannot estimate to the number of shares of our common stock that the selling stockholders will hold upon termination of any sales.


(2) 7,108 of the shares beneficially owned by Patrick E. Hosford are currently held in escrow.



(3) 1,743 of the shares beneficially owned by Colleen L. Hosford are currently held in escrow.



(4) 1,649 of the shares beneficially owned by Bruce E. Hosford are currently held in escrow.


     We currently employ Patrick E. Hosford, a shareholder, officer and director of Texas Pup, Inc., at an annual base salary of $125,000. Within the past three years, none of the selling stockholders has held any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted above.

                              PLAN OF DISTRIBUTION

     The shares offered under this prospectus may be sold by the selling stockholders from the date of this prospectus until July 7, 2000. The selling stockholders may sell the shares on the New York Stock Exchange or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

     - a block trade in which a broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

     - privately negotiated transactions.

     Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in sales of shares. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any proceeds or commissions received by them or any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions.

     When any of the selling stockholders notifies us of a particular offering of common stock under this prospectus, we will file a prospectus supplement, if required by the Securities Act of 1933, setting forth:

     - the number of shares being offered and the terms of the offering, including the purchase price;

     - the name of each of the participating broker-dealers or agents;

     - the purchase price paid for the shares purchased from the selling stockholders; and

     - any items constituting compensation from the selling stockholders.

     We will not receive any of the proceeds from the sale of the shares offered by this prospectus.

                                 LEGAL MATTERS

     Curtis W. Huff, our Senior Vice President, General Counsel and Secretary, has advised us with respect to the validity of the shares of common stock offered by this prospectus. Pursuant to agreements between us and Mr. Huff, Mr. Huff holds 56,250 restricted shares of common stock and options to purchase 200,000 shares of common stock.

                                    EXPERTS

     The consolidated financial statements of Weatherford International, Inc. and the related consolidated financial statement schedule as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of Arthur Andersen LLP as experts in giving said reports.

     Ernst & Young LLP, independent auditors, have audited Dailey International Inc.'s consolidated balance sheets as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998, the eight month period ended December 31, 1997 and for each of the two years in the period ended April 30,1997, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.